Exhibit 99.2

Beneficial owners of CIBC shares (your shares are held through an intermediary such as a bank, broker or trust company) may elect annually to receive CIBC’s Quarterly Financial Reports along with the related Management’s Discussion and Analysis by mail. If you wish to be added to the list to receive these documents by mail, please complete and return this card in the envelope provided. Alternatively, you may choose to access these documents at www.cibc.com or by signing up for electronic delivery at www.canstockta.com/financialstatements. The company code is 0801B.	Les propriétaires véritables d’actions de la CIBC (vos actions sont détenues par l’entremise d’un intermédiaire comme une banque, un courtier ou une société de fiducie) peuvent choisir chaque année de recevoir les états financiers trimestriels et le rapport de gestion connexe de la CIBC par la poste. Si vous souhaitez que votre nom soit ajouté à la liste afin de recevoir ces documents par la poste, veuillez remplir et retourner la présente carte dans l’enveloppe fournie à cette fin. Par ailleurs, vous pouvez choisir de consulter ces documents sur le site www.cibc.com/francais ou en vous inscrivant à la livraison électronique sur le site www.canstockta.com/etatsfinanciers. Le code de la société est le 0801B.

Request for Interim Reports	Demande d’obtention des rapports intermédiaires
I hereby certify that I am a beneficial owner of shares of CIBC and request that my name and address be placed on the mailing list to receive interim reports.	J’atteste par les présentes que je suis un propriétaire véritable d’actions de la CIBC et je demande que mon nom et mon adresse soient inscrits sur la liste de distribution des rapports intermédiaires.

English / Anglais ☐	French / Français ☐

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